

June 24, 2021

John Capela
Vice President and Chief Accounting Officer
ITT Inc.
1133 Westchester Avenue
White Plains, NY 10604

> **Re: ITT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-05672**

Dear Mr. Capela:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended April 3, 2021

General, page 1

1. Your interim financial statements are labeled as the Quarterly Periods Ended March 31, 2021 and 2020; however, we note that these quarters ended on April 3, 2021 and March 27, 2020. Please revise to reflect the correct period end date on the face of the financial statements in accordance with Item 10-01(c) of Regulation S-X. In addition, if the difference in the number of days within each period has a material impact on your revenue, expenses or results of operations, ensure that this is appropriately addressed within your results of operations discussion. Lastly, revise the cover page of the filing to disclose the correct reporting period.

Form 8-K dated May 7, 2021, page 99.1

2.   We note several instances where you provide an enhanced discussion of the drivers behind changes in certain non-GAAP measures, including free cash flow and adjusted operating segment income without a corresponding GAAP discussion. Please revise future filings to provide a similar discussion for your GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology